ROCK RESOURCES INC.

(the "Company")

NEWS RELEASE

November 27, 2002

Incentive Stock Options: Rock Resources Inc. (the "Company") would like to announce that, subject to the approval of the TSX Venture Exchange, it has granted Incentive Stock Options in the aggregate of 530,000 shares, 265,000 at a price of $0.20 per share exercisable on or before April 30, 2003 and 265,000 at a price of $0.25 per share exercisable on or before May 31, 2003.

The options are non-transferable. Any shares issued to "associated consultants" (as that term is defined in B.C. Instrument 45-507) pursuant to the exercise of options held by them will be subject to a four month hold period commencing on the date of grant of the options. Shares issued to executives and employees on the exercise of such options will not be subject to a hold period.

On behalf of the Board of Directors:

"Graeme W. Rowland"

Graeme W. Rowland
Chairman and President

RCK.V
Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources.com - Web Site: www.rockresources.com

ROCK RESOURCES INC.

(the "Company")

NEWS RELEASE

November 27, 2002

Incentive Stock Options: Rock Resources Inc. (the "Company") would like to announce that, subject to the approval of the TSX Venture Exchange, it has granted Incentive Stock Options in the aggregate of 530,000 shares, 265,000 at a price of $0.20 per share exercisable on or before April 30, 2003 and 265,000 at a price of $0.25 per share exercisable on or before May 31, 2003.

The options are non-transferable. Any shares issued to "associated consultants" (as that term is defined in B.C. Instrument 45-507) pursuant to the exercise of options held by them will be subject to a four month hold period commencing on the date of grant of the options. Shares issued to executives and employees on the exercise of such options will not be subject to a hold period.

On behalf of the Board of Directors:

"Graeme W. Rowland"

Graeme W. Rowland
Chairman and President

RCK.V
Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources.com - Web Site: www.rockresources.com

ROCK RESOURCES INC.
(the "Company")

NEWS RELEASE

November 27, 2002

Incentive Stock Options: Rock Resources Inc. (the "Company") would like to announce that, subject to the approval of the TSX Venture Exchange, it has granted Incentive Stock Options in the aggregate of 530,000 shares, 265,000 at a price of $0.20 per share exercisable on or before April 30, 2003 and 265,000 at a price of $0.25 per share exercisable on or before May 31, 2003.

The options are non-transferable. Any shares issued to "associated consultants" (as that term is defined in B.C. Instrument 45-507) pursuant to the exercise of options held by them will be subject to a four month hold period commencing on the date of grant of the options. Shares issued to executives and employees on the exercise of such options will not be subject to a hold period.

On behalf of the Board of Directors:

"Graeme W. Rowland"

Graeme W. Rowland
Chairman and President

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities of the corporation have not been and will not be registered under the U.S. Securities Act, 1933, as amended, and subject to certain exemptions may not be offered or sold in the United States or to U.S. persons. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

RCK.V
Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources.com - Web Site: www.rockresources.com